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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1/A
                               (Amendment No. 3)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                SCHEDULE 13D/A
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

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                             METROMAIL CORPORATION
                           (Name of Subject Company)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (Bidders)

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                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  -----------

                                  591680 103
                     (CUSIP Number of Class of Securities)

                                  -----------

                                 John W. Peace
                Executive Director and Chief Executive Officer
                   of Experian information services division
                       The Great Universal Stores P.L.C.
                        Leconfield House, Curzon Street
                            London, England  W1Y7FL
                               (44) 171 495-0070
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                  -----------

                                   Copy To:

                             Donald G. Lubin, Esq.
                         Sonnenschein Nath & Rosenthal
                               8000 Sears Tower
                            Chicago, Illinois 60606
                                (312) 876-8000

                                March 24, 1998
            (Date of Event Which Requires Filing of this Statement)


                           CALCULATION OF FILING FEE

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       Transaction
       Valuation*                                   Amount of Filing Fee
--------------------------------------------------------------------------------
      $734,793,239                                        $146,959
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

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $31.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $31.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $146,959
     Form or Registration No.: Schedule 14D-1
     Filing Party: Great Universal Acquisition Corp. and The Great Universal
                   Stores P.L.C.
     Date Filed:   March 16, 1998

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Page 1 of 6 Pages
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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed on March 16, 1998, as amended by Amendment No. 1 thereto filed on March 19, 1998, and Amendment No. 2 thereto filed on March 23, 1998 (as so amended, the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $31.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 1998 and the related Letter of Transmittal, which were filed as exhibits (a)(1) and (a)(2) to the Schedule 14D-1.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

     Item 10. Additional Information.

     (j) The following description was prepared by the Company and initially provided to Parent and Purchaser on March 24, 1998. Parent, Purchaser and their representatives did not participate in any of the meetings or discussions described below. Accordingly, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information.

     As of the March 12, 1998 Board meeting, the Company had eight indications of interest in acquiring the Company from parties or groups other than Parent and Purchaser. Such indications of interest were communicated to the Board at or prior to such meeting and discussed at such meeting. One (whose range went as high as $35 per Share) proposed a stock for stock pooling of interests transaction. Because such transaction could not have been initiated until the summer of 1998 for accounting reasons, such party had not conducted due diligence. The remaining seven had indicated interest in a cash transaction, with initial indications of price ranging from $23.70 - $34 per Share. However, based on discussions with such parties prior to the March 12 Board meeting, Lehman Brothers reported at such meeting that none of the seven (including the five who had interviewed management and conducted due diligence) appeared reasonably likely or currently able to make a firm offer at a price above $31.50 per Share.

     One of the seven was American Business Information, Inc. ("ABI"). ABI has sued the Company, certain of its officers and directors and Parent in Delaware to enjoin the Offer and the Merger (see Exhibit (g)(1)) and has made an offer, after announcement of the Offer and the Merger, of at least $33 per Share in cash, which offer the Company is evaluating (see Exhibit (a)(11)). Prior to the March 12, 1998 Board meeting, ABI had proposed a $32-34 per Share cash offer, subject to its board's approval, due diligence and documentation, as well as its ability to obtain financing. In addition, ABI's lawyer had stated in a letter dated February 25, 1998 that ABI would pay at least $0.25 per Share more than any other bona fide proposal, subject to its board's approval and documentation. However, on March 12, 1998, prior to the Board meeting, Lehman Brothers was told by ABI's financial advisor that it was sending a letter to the effect that it had become aware of several items which it and ABI believed had a negative impact on the Company's value (such letter was received after the Board meeting). In addition, such advisor told Lehman Brothers that no time frame had been established for securing ABI's financing.

     The Board discussed the status of all of such indications of interest at its March 12, 1998 Board meeting and decided to recommend Parent's proposal and cause the Company to enter into the Merger Agreement because the Board believed that the Offer and the Merger provided a higher price and greater certainty for the Company's stockholders than any of the other indications of interest.

     On March 24, 1998, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(13) and incorporated herein by reference.

                               Page 2 of 6 Pages
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Item 11. Material To Be Filed As Exhibits.

Item 11 is hereby amended by adding the following:

     (a)(13) Press Release dated March 23, 1998 and issued by Metromail Corporation on March 24, 1998










                               Page 3 of 6 Pages
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 25, 1998               GREAT UNIVERSAL ACQUISITION CORP.


                                   By: /s/ Thomas A. Gasparini
                                       -----------------------------------------
                                       Name:  Thomas A. Gasparini
                                       Title: Vice President and General Counsel


                               Page 4 of 6 Pages
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 25, 1998                           THE GREAT UNIVERSAL STORES P.L.C.


                                               By: /s/ John W. Peace
                                                   -----------------------------
                                                       Name:  John W. Peace
                                                       Title: Director


                               Page 5 of 6 Pages
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                                 EXHIBIT INDEX

Exhibit
Number       Description
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
(a)(13)      Press Release dated March 23, 1998 and issued by Metromail
Corporation on March 24, 1998





                               Page 6 of 6 Pages